C. Christopher Sprague

Vice President and Corporate Counsel

Law Department – Prudential Retirement

The Prudential Insurance Company of America

200 Wood Avenue South

Iselin, NJ 08830

Tel 732 482-6816 Fax 732 482-8022

charles.sprague@prudential.com

September 6, 2013

Mr. Sonny Oh

Office of Insurance Products

Division of Investment Management

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE: Post-effective amendment under Rule 485(a) to registration statement on Form N-4; file no. 333-170345

Dear Mr. Oh:

Further to our conversation earlier this week, I wanted to pass along the following information, which bears on the issue you are considering. Please feel free to call me at (732) 482-6816 if you’d like to discuss. Thanks for your attention to this.

For the following reasons, we think it is appropriate to describe in a single prospectus the feature that converts different in-plan versions of IncomeFlex Target to the Prudential Retirement Security Annuity III (“PRSA III”) version of IncomeFlex Target:

A. A single insurance “certificate” (which is the document that establishes PRIAC’s obligations under the benefit) will be given to both AllianceBernstein (“AB”) plan participants and PRSA V plan participants. Use of a single certificate for both AB and PRSA V participants was approved by the Iowa Insurance Department (Iowa is the situs of the master contract). The fact that a single certificate was allowed reflects that the operative features of the PRSA III “Universal IRA” apply equally to PRSA V and AB participants. Specifically:

•	A PRSA V participant and an AB participant converting to the PRSA III Universal IRA each will get an identical PRSA III Certificate.

•	To accommodate the Universal IRA feature, we also created a Certificate Rider. The Rider is attached to the Certificate and amends the Certificate. A single form of Rider was approved by the Iowa insurance regulator. We filed first in Iowa, because Iowa is the situs of the master contract. The Rider will be filed in all other states that require filing prior to issuance. Like the base Certificate to which it is attached, the same Rider will be given to both PRSA V participants and AB participants.

•	The Rider identifies which language applies to AB participants, and which applies to PRSA V participants (the differences relate primarily to the mathematical examples).

•	The Rider sets forth references to each of AB and PRSA V in brackets. The bracketing was intended to allow us to add other contract types (in addition to AB and PRSA V), without re-filing with the states. We intend to issue the Certificate and Rider (including both the AB and PRSA V language) to all purchasers of PRSA III once we receive the necessary approvals.

Given the use of a single insurance Certificate and Rider, it is appropriate that the Universal IRA also be disclosed in a single prospectus within a single registration statement. To require separate prospectuses would be to duplicate disclosure needlessly and add substantially to the cost of the product.

B. PRSA III, as offered to AB participants, is the same product offered to PRSA V participants.

•	If we were to create a separate prospectus for each, and blackline one against the other, you would see that they differ primarily as respects the mathematical examples of the conversion feature and a few references to AB or PRSA V elsewhere in the prospectus.

•	In the prospectus we filed, we included examples for each that assumed a plan participant aged 65. Under the AB version of IncomeFlex Target, such a participant has a Guaranteed Withdrawal Percentage of 3.35% whereas under the PRSA V version, the percentage is 5.50%. The mathematical examples differ, based on those different Guaranteed Withdrawal Percentages. Apart from that, the disclosure applicable to each is the same.

•	Because the same mathematical conversion feature is used for each of AB and PRSA V, we could in theory have drafted the prospectus without referring to either by name. Instead, we could have simply described the conversion feature in general terms and provided non-specific examples of how the feature operates. The fact that such a presentation could have been made illustrates how the conversion feature - which is the essential aspect of the Universal IRA - is the same for each of AB and PRSA V. Nonetheless, we think that the proposed manner of presentation - in which we identify AB and PRSA V separately - will be more useful for the reader.

Given the substantial similarity of prospectus disclosure pertinent to AB and PRSA V participants, it is appropriate that the Universal IRA be disclosed in a single prospectus within a single registration statement. To require separate prospectuses would be to duplicate disclosure needlessly and add substantially to the cost of the product.

Sincerely,

/s/ C. Christopher Sprague

C. Christopher Sprague

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